PRICING TERM SHEET Dated March 24, 2017

Issuer Free Writing Prospectus

 Filed Pursuant to Rule 433

 Registration Statement No. 333-210560

 Supplementing the Preliminary

 Prospectus Supplement

 dated March 23, 2017 and the

 Prospectus dated April 1, 2016

Starwood Property Trust, Inc.

$250,000,000 4.375% Convertible Senior Notes due 2023

This pricing term sheet supplements Starwood Property Trust, Inc.’s preliminary prospectus supplement, dated March 23, 2017 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of the Notes, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.  In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.  All references to dollar amounts are references to U.S. dollars. Unless the context otherwise requires, references to “Starwood” or the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean Starwood Property Trust, Inc. and not its subsidiaries.

Issuer:	Starwood Property Trust, Inc., a Maryland corporation

Title of Securities:	4.375% Convertible Senior Notes due 2023 (the “Notes”)

Ticker / Exchange:	STWD / New York Stock Exchange (the “NYSE”)

Securities Offered:	$250,000,000 principal amount of Notes

Maturity:	April 1, 2023 unless earlier converted, repurchased or redeemed

Issue Price:	100.00%, plus accrued interest, if any, from March 29, 2017

Price to Underwriter:	99.00%

Use of Proceeds:

We estimate that the net proceeds from this offering will be approximately $246.8 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to repurchase, in privately negotiated transactions, approximately $230.0 million aggregate principal amount of our outstanding 4.55% convertible senior notes due 2018. We may use any remaining net proceeds to fund potential future acquisitions or for general corporate purposes, including, but not limited to, the payment of liabilities and other working capital needs

Interest:	4.375% per year. Interest will accrue from March 29, 2017 (the scheduled date of original issuance)

Conversion Premium:	Approximately 15.0% above the NYSE last reported sale price on March 23, 2017

Interest Payment Dates:	Each April 1 and October 1, beginning on October 1, 2017

Interest Payment Record Dates:	Each March 15 and September 15

NYSE Last Reported Sale Price on March 23, 2017:	$22.53 per share of the Issuer’s common stock

Initial Conversion Rate:	38.5959 shares of the Issuer’s common stock for each $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $25.91 per share of the Issuer’s common stock

Redemption:

The Issuer may not redeem the Notes prior to January 1, 2023. On or after January 1, 2023, the Issuer may redeem the Notes for cash, in whole or from time to time in part, at the Issuer’s option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Trade Date:	March 24, 2017

Expected Settlement Date:	March 29, 2017

Sole Book-Running Manager:	Goldman, Sachs & Co.

CUSIP / ISIN:	85571BAH8 / US85571BAH87

Adjustment to Shares Delivered Upon Conversion Upon a Make-Whole Fundamental Change:

The following table sets forth the number of additional shares (as defined under “Description of the Notes—Adjustment to Conversion Rate Upon Conversion in Connection with a Make-Whole Fundamental Change” in the Preliminary Prospectus Supplement) to be received per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$ 22.53	$ 23.50	$ 25.00	$ 25.91	$ 27.00	$ 28.50	$ 30.00	$ 31.50	$ 33.00	$ 35.00	$ 37.50
March 29, 2017	5.7893	5.0393	3.2690	2.4241	1.6148	0.8203	0.3344	0.0894	0.0203	0.0060	0.0000
April 1, 2018	5.7893	4.8223	3.0867	2.2637	1.4813	0.7237	0.2726	0.0589	0.0124	0.0000	0.0000
April 1, 2019	5.7893	4.7256	3.0026	2.1889	1.4191	0.6784	0.2442	0.0461	0.0101	0.0000	0.0000
April 1, 2020	5.7893	4.6972	2.9635	2.1481	1.3801	0.6477	0.2231	0.0341	0.0040	0.0000	0.0000
April 1, 2021	5.7893	4.6744	2.9119	2.0890	1.3211	0.5993	0.1909	0.0200	0.0000	0.0000	0.0000
April 1, 2022	5.7893	4.5754	2.7645	1.9361	1.1817	0.5013	0.1407	0.0119	0.0004	0.0000	0.0000
April 1, 2023	5.7893	3.9573	1.4041	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•                  if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•                  if the stock price is greater than $37.50 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; or

•                  if the stock price is less than $22.53 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased on account of a make-whole fundamental change to exceed 44.3852 shares of the Issuer’s common stock per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate is required to be adjusted as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

General

This communication is intended for the sole use of the person to whom it is provided by the sender.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

The Issuer has filed a registration statement (including a prospectus, dated April 1, 2016, and a preliminary prospectus supplement, dated March 23, 2017) with the Securities and Exchange Commission, or SEC, for the offering of the Notes.  Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering of the Notes.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the Issuer, the underwriter or any dealer participating in the offering of the Notes will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request it by contacting Goldman, Sachs & Co., 200 West Street, New York, NY 10282, Attention: Prospectus Department, by calling (866) 471-2526, or by e-mailing prospectusny@ny.email.gs.com.

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